SunTrust Real Estate Trust, LLC
303 Peachtree Street NE, 23rd Floor
Atlanta, Georgia  30308

                        November 8, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Amanda McManus, Esq.

Re:	SunTrust Real Estate Trust, LLC Application to Withdraw Registration Statement on Form S-3 (File No. 333-145786)

Dear Ms. McManus:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SunTrust Real Estate Trust, LLC (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission on August 29, 2007 (the “Registration Statement”).  The Registration Statement was never declared effective and no securities were offered or sold pursuant to it.  The Registrant no longer intends to issue securities under this Registration Statement.

Very truly yours,

SunTrust Real Estate Trust, LLC

/s/ John P. Giegerich
John P. Giegerich
President